                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                    FORM 11-K



                                   (Mark One)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the plan year ended September 30, 1999

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        For the Transition Period from ________________ to _____________

                         Commission File Number: 0-18786

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037



                      Index to Exhibits appears on Page 16
                               Page 1 of 17 pages

                              REQUIRED INFORMATION
                              --------------------



The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:



Signature

Independent Auditors' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits, September 30, 1999 and 1998

         Statements of Changes in Net Assets Available for Benefits, with Supplemental Information by Fund, for the Year Ended September 30, 1999

         Notes to the Financial Statements

Supplemental Schedules:

         Item 27(a) - Schedule of Assets Held for Investment Purposes, September 30, 1999

         Item 27(d) - Schedule of Reportable Transactions for the Year Ended September 30, 1999

Index to Exhibits

         Exhibit 1 - Consent of Independent Auditors

                                    SIGNATURE
                                    ---------

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           PICO HOLDINGS, INC. EMPLOYEES 401(k)
                                           RETIREMENT PLAN AND TRUST



                                           /s/ Gary W. Burchfield
                                           ------------------------------------
Date:  July 31, 2000                       Chief Financial Officer and Treasurer

INDEPENDENT AUDITORS' REPORT

PICO Holdings, Inc.
  Employees 401(k) Retirement Plan and Trust
  Columbus, Ohio:

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP



Columbus, Ohio

June 30, 2000

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

ASSETS                                                        1999         1998

Investments:
  Participant directed at contract value:
    Separate Account A                                    $  695,801   $  873,390
    Separate Account B                                       337,192      416,694

  Participant directed at fair value:
    American Century Select Fund                             979,746      788,320
    American Century Ultra Fund                              783,945      698,598
    Benham Short-Term Government Fund                         55,806       58,277
    American Century Balanced Fund                           115,926      148,537
    Benham Prime Money Market                                 79,801      177,357
    Guaranteed Fund                                        1,256,821    1,500,360
    Huntington Treasury Market Fund IV                         6,580       19,810
    PICO Stock Fund                                          544,041      339,750
                                                          ----------   ----------

             Total participant directed investments        4,855,659    5,021,093

  Non-Participant directed profit sharing:
    Separate Account B - at contract value                   540,295      528,786
    Guaranteed Fund - at fair value                        1,072,643      723,387
                                                          ----------   ----------

             Total non-participant directed investments    1,612,938    1,252,173

  Participant loans                                           25,350       28,711
                                                          ----------   ----------

           Total investments                               6,493,947    6,301,977
                                                          ----------   ----------

Receivables:
  Employer's matching contributions                            8,835       16,337
  Participants' contributions                                 10,573       19,947
  Other                                                       19,409
  Profit sharing contribution                                543,658      617,925
                                                          ----------   ----------

           Total receivables                                 582,475      654,209
                                                          ----------   ----------


NET ASSETS AVAILABLE FOR BENEFITS                         $7,076,422   $6,956,186
                                                          ==========   ==========


See notes to financial statements.

PICO HOLDING, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                             SUPPLEMENTAL INFORMATION BY FUND
                                                                  PARTICIPANT DIRECTED
                                        -------------------------------------------------------------------------------
                                                                               HUNTINGTON                   AMERICAN
                                                                                TREASURY        PICO         CENTURY
                                        SEPARATE     SEPARATE     GUARANTEED    MARKET          STOCK         SELECT
                                        ACCOUNT A   ACCOUNT B        FUND       FUND IV          FUND          FUND

 ADDITIONS (DEDUCTIONS) TO NET
    ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments          $   82,392   $   11,857                                $   45,697   $   53,384
   Interest and dividend income                                    $   72,436    $      922                    173,555
                                        ----------   ----------    ----------    ----------    ----------   ----------
            Total                           82,392       11,857        72,436           922        45,697      226,939
                                        ----------   ----------    ----------    ----------    ----------   ----------
 Employer contributions                     71,319       28,501        35,625                      73,776       43,166
 Participant contributions                  82,345       30,649        36,737                      82,690       53,302
                                        ----------   ----------    ----------    ----------    ----------   ----------
            Total                          153,664       59,150        72,362                     156,466       96,468
                                        ----------   ----------    ----------    ----------    ----------   ----------

            Total additions                236,056       71,007       144,798           922       202,163      323,407

  Benefits paid to participants            332,642      123,454       394,060                      50,122      182,181
                                        ----------   ----------    ----------    ----------    ----------   ----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                      (96,586)     (52,447)     (249,262)          922       152,041      141,226

INTERFUND TRANSFERS                        (86,336)     (20,645)        9,247       (17,248)       52,250       45,355
                                        ----------   ----------    ----------    ----------    ----------   ----------

           Net increase (decrease)        (182,922)     (73,092)     (240,015)      (16,326)      204,291      186,581

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                       881,364      422,052     1,506,361        26,232       339,750      791,324
                                        ----------   ----------    ----------    ----------    ----------   ----------


   END OF YEAR                          $  698,442   $  348,960    $1,266,346    $    9,906    $  554,041   $  977,905
                                        ==========   ==========    ==========    ==========    ==========   ==========

See notes to financial statements.

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND, FOR THE YEAR ENDED SEPTEMBER 30, 1999 (CONTINUED)
--------------------------------------------------------------------------------

                                                                                                  NON-
                                                SUPPLEMENTAL INFORMATION BY FUND              PARTICIPANT
                                                       PARTICIPANT DIRECTED                     DIRECTED
                                        ---------------------------------------------------   -----------
                                        AMERICAN       BENHAM        AMERICAN      BENHAM
                                         CENTURY      SHORT-TERM     CENTURY       PRIME
                                          ULTRA       GOVERNMENT     BALANCED       MONEY        PROFIT      PARTICIPANT
                                          FUND          FUND          FUND         MARKET       SHARING         LOAN        TOTAL
 ADDITIONS (DEDUCTIONS) TO NET
    ASSETS ATTRIBUTED TO:
   Investment income
   Net appreciation (depreciation) in
     fair value of investments          $  130,830   $   (2,008)   $   (7,217)                 $   28,291                 $  343,226
   Interest and dividend income             75,271        2,939        16,903         4,894        52,377         (573)      398,724
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------
            Total                          206,101          931         9,686         4,894        80,668         (573)      741,950
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------
 Employer contributions                     67,334                                                590,597                    910,318
 Participant contributions                  78,448                                                                           364,171
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------
            Total                          145,782                                                590,597                  1,274,489
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------

            Total additions                351,883          931         9,686         4,894       671,265         (573)    2,016,439

  Benefits paid to participants            284,930        3,402        39,473       102,450       383,489                  1,896,203
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                       66,953       (2,471)      (29,787)      (97,556)      287,776         (573)      120,236

INTERFUND TRANSFERS                         22,989                     (2,824)                                  (2,788)
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------

           Net increase (decrease)          89,942       (2,471)      (32,611)      (97,556)      287,776       (3,361)      120,236

 NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                       706,123       58,277       148,537       177,357     1,870,098       28,711     6,956,186
                                        ----------   ----------    ----------    ----------    ----------   ----------    ----------


   END OF YEAR                          $  796,065   $   55,806    $  115,926    $   79,801    $2,157,874   $   25,350    $7,076,422
                                        ==========   ==========    ==========    ==========    ==========   ==========    ==========

See notes to financial statements.

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST


NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement, of PICO Holdings, Inc. (the Plan Sponsor). The Plan was adopted effective October 1, 1989, to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Retirement Equity Act of 1984 and has been determined to be qualified for tax exempt status by the Internal Revenue Service (IRS). The Plan has been amended since receiving the IRS determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

      CONTRIBUTIONS - Each year, participants may contribute up to 5% of pretax annual compensation, as defined in the Plan, not to exceed $8,000. The Plan Sponsor matches 100% of the elective deferral of base compensation that a participant contributes to the Plan. Effective October 1997, the Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

      PARTICIPANT ACCOUNTS - For investments held under the investment contract, each participant's account is credited with the participant's contributions, employer matching contributions, and withdrawals, as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.

      For investments held in mutual funds, each participant's account is credited with an allocation of earnings, based on shares owned, and debited by withdrawals, as applicable.

      VESTING - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

                               Years of Service                  Percentage
                               ----------------                  ----------

                               Less than three                        0%
                                       3                             20%
                                       4                             40%
                                       5                             60%
                                       6                             80%
                                       7 or more                    100%

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct the employee contributions and the matching contributions in 25% increments into any of the following investment options: Separate Account A, Separate Account B, or the Guaranteed Fund, which are offered to the Plan through an investment contract with American Physicians Life Insurance Company (APL), a Plan custodian. Effective October 1997, the Plan began offering two additional investment options to plan participants: PICO Holdings, Inc. common stock ("PICO Stock Fund") and Mutual Funds.

      Separate Account A has an investment objective to invest in individual securities that are selected on the basis of assessment of their relative undervaluation and their prospects for long-term appreciation. Elements such as dividend income and volatility of the security are important but secondary considerations. Separate Account B has an investment objective that is a more conservative approach with varying use of fixed income and/or high dividend securities to lower volatility and increase predictability of income. The amounts allocated to the Guaranteed Fund are retained in the general funds of APL, without requirements as to segregation of investments, and are credited with a guaranteed rate of return of 4%. The Plan Sponsor's discretionary profit sharing contributions are automatically allocated 50% to the Guaranteed Fund and 50% to Separate Account B. Participants may change their investment options quarterly.

      LOANS TO PARTICIPANTS - Loans to participants are not permitted under the Plan. However, under Citation Insurance Group Salary Reduction Profit Sharing Plan (the "Citation Plan") which was approved to merge into the Plan effective December 31, 1997 (see Note 3), participant loans were permitted to roll over.

      PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participants' account is $3,500 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 1999 and 1998 were $142,498 and $300,016, respectively.

      PLAN TERMINATION - While the Plan Sponsor has not expressed any intent to discontinue the Plan or their contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION - Investments are valued as follows: Investments held through the investment contract are valued at the contract value (see Note
      3). Mutual funds and money market funds are valued at quoted market prices.

      ADMINISTRATIVE EXPENSES - The Plan's expenses are paid by the Plan, as provided by the Plan document.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      In October 1989, the Plan entered into an investment contract with APL, which was a wholly-owned subsidiary of The Physicians Investment Company, which is a wholly-owned subsidiary of Physicians Insurance Company of Ohio, which is a wholly-owned subsidiary of PICO Holdings, Inc., the Plan Sponsor. Effective December 4, 1998, APL was sold to an unrelated party. APL maintains the contributions in either a general account or two pooled separate accounts. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses incurred by APL. The contract accounts are included in the financial statements at the defined contracted value, because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which approximates fair value, as reported to the Plan by APL. There are no reserves against contract value for credit risk of the contract issue or otherwise. The interest rate guaranteed for the Guaranteed fund is 4% annually and the principal is guaranteed. There is no guarantee of principal and interest in relation to Separate Account A and Separate Account B. The Plan's assets in Separate Account A and Separate Account B represent approximately 34.65% (1998-43.5%) and 26.13% (1998-28.19%) of the total assets held by APL in the respective separate accounts.

      Effective December 31, 1997, the Plan Sponsor authorized the merger of the Citation Plan into the Plan. The net assets available for benefits in the Citation Plan as of the effective date were valued at $2,212,075 in total. The Citation Plan's investment accounts were administered under a previously established investment contract with Nationwide Financial Services ("Nationwide"), which was also the custodian of the Citation Plan assets. During the 1998 plan year the Citation Plan continued to be administered by Nationwide and the 1998 earnings continued to be allocated to participant accounts based on participant compensation or account balance, as defined, until all funds were either distributed to withdrawing participants or transferred to the Plan. As of September 30, 1998, all Citation Plan funds had either been paid to withdrawing participants or transferred into the Plan's investment accounts.

4.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

                                                       1999             1998

          Separate Account A                       $  695,801        $  873,390
          Separate Account B                          337,192           416,694
          Guaranteed Fund                           1,256,821         1,500,360
          Separate Account B - Profit Sharing         540,295           528,786
          Guaranteed Fund - Profit Sharing          1,072,643           723,387
          American Century Select Fund                979,746           788,320
          American Century Ultra Fund                 783,945           698,598
          PICO Stock Fund                             544,041           339,750

5.    CUSTODIAL ASSETS

      The following is a summary of information regarding the Plan that was prepared or derived from information provided by APL, custodian of certain Plan assets, and furnished to the plan administrator. The plan administrator has obtained certification from the custodian that such information is complete and accurate:

                                                                     SEPTEMBER 30,
                                                                -------------------------
                                                                   1999          1998

APL SEPARATE ACCOUNTS:

Investments at contract value - pooled separate accounts:
   Separate Account A                                           $ 2,077,121   $ 2,008,207
   Separate Account B                                             3,409,795     3,358,717

Investments at fair value:
 Guaranteed Fund                                                  2,329,464     3,333,934
                                                                -----------   -----------

TOTAL INVESTMENTS                                               $ 7,816,380   $ 8,700,858
                                                                ===========   ===========

INTEREST INCOME                                                 $   136,656   $   167,046
                                                                ===========   ===========

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                                  $   283,183   $(1,209,273)
                                                                ===========   ===========

PLAN'S SHARE OF APL SEPARATE ACCOUNTS:

 Participant Directed:
    Investments at contract value - pooled separate accounts:
      Separate Account A                                        $   695,801   $   873,390
      Separate Account B                                            337,192       416,694

Investments at fair value:
 Guaranteed Fund                                                  1,256,821     1,500,360

Non-Participant Directed:
 Profit Sharing:
   Separate Account B - at contract value                           540,295       528,786
   Guaranteed Fund - at fair value                                1,072,643       723,387
                                                                -----------   -----------

TOTAL INVESTMENTS                                               $ 3,902,752   $ 4,042,617
                                                                ===========   ===========

INTEREST INCOME                                                 $    72,436   $    90,025
                                                                ===========   ===========

NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                                $    94,929   $  (409,457)
                                                                ===========   ===========

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                               SEPTEMBER 30,
                                        --------------------------
                                            1999           1998

Net assets available for benefits per
  the financial statements              $ 7,076,422    $ 6,956,186
Amounts allocated to withdrawing
  participants                                             300,016
APL contribution receivable                 (10,443)
                                        -----------    -----------

Net assets available for benefits per
  the Form 5500                         $ 7,065,979    $ 6,656,170
                                        ===========    ===========


                                     ******

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES, SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                                    NUMBER                               FAIR
                                                                      OF                                MARKET
                        DESCRIPTION                                 SHARES             COST              VALUE

American Century Select Fund                                          19,536        $ 1,172,256        $  979,746
American Century Ultra Fund                                           21,910            856,772           783,945
Benham ST Government Fund                                              6,007             56,381            55,806
American Century Balanced Fund                                         6,270            106,077           115,926
Benham Prime Money Market                                             79,801             79,801            79,801
PICO Stock Fund                                                       25,378            648,882           544,041
Huntington Treasury Market Fund IV                                     6,580              6,580             6,580
Guaranteed Fund                                                    2,329,464          2,329,464         2,329,464
Participant Loans - 9.25% to 9.75% maturing
  January 16, 2001 to December 31, 2025                                                  25,350            25,350
                                                                                    -----------        ---------

TOTAL                                                                               $ 5,281,563        $4,920,659
                                                                                    ===========        ==========

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                                  PURCHASES/                         COST OF       NET GAIN
                                                                 TRANSFERS IN         SALES          ASSETS         (LOSS)

IN SERIES (including individual transactions):
  Guaranteed Fund                                                  $ 1,071,679     $1,069,870      $1,069,870          $ 0


INDIVIDUAL:
  There were no individual transactions which exceeded 5% of Net Assets Available for Benefits.

                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(k) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     FOR PLAN YEAR ENDED SEPTEMBER 30, 1999



                              INDEX TO THE EXHIBITS
                              ---------------------


  Exhibit Number          Description
  --------------          -----------

       1                  Consent of Deloitte & Touche LLP, Independent Auditors